UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36014 / March 11, 2026

In the Matter of:

TCG Strategic Income Fund
Advanced Flower Capital Inc.
TCG Strategic Income Advisor LLC
AFC Management, LLC
SRT Group LLC
Sunrise Manager LLC
and certain of their affiliated entities and proprietary entities as described in Schedule A to the
application

525 Okeechobee Blvd., Suite 1650
West Palm Beach, Florida 33401

812-15900

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

TCG Strategic Income Fund, et al. filed an application on September 18, 2025, and an
amendment to the application on February 9, 2026, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of
the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end
management investment companies and business development companies (collectively, the
"Regulated Funds") to co-invest in portfolio companies with each other and with certain
affiliated investment entities.

On February 13, 2026, a notice of the filing of the application was issued (Investment
Company Act Release No. 35956). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TCG Strategic Income Fund, et al. (File No. 812-15900) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.